

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2011

Via Facsimile
Rondald L. Wheet
Chief Executive Officer
Revolutions Medical Corporation
670 Marina Drive, 3rd Floor
Charleston, SC 29492

> **Re:** **Revolutions Medical Corporation**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for the quarter ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 0-28629**

Dear Mr. Wheet:

We have reviewed your letter dated September 16, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

General

1. We note your response to prior comment 3. Please note that the filing of an amended Form 10-K does not absolve you from your obligation to file an Item 4.02 Form 8-K. Refer to Question 1 in the SEC Frequently Asked Questions Regarding Current Report on Form 8-K dated November 23, 2004 available at http://www.sec.gov/divisions/corpfin/form8kfaq.htm. We reissue our prior comment.

2. We note your response to prior comment 5. Given that your Forms 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 do not accurately reflect the

Rondald L. Wheet
Revolutions Medical Corporation
September 28, 2011
Page 2

proper accounting for your convertible notes, please explain to us why an amendment to this information is not necessary.

Form 10-Q for the quarter ended June 30, 2011

Item 1. Financial Statements, page 3

3. We note from your response to prior comment 6 that you during the second quarter of 2011 you determined that you had the ability to sell the Rev Vac safety syringe and therefore no longer consider yourself a development stage entity.   Given that it appears that you have not generated any significant revenues from your operations, please explain to us how you concluded that you were no longer a development stage entity as of June 30, 2011. Refer to the definition of a development stage entity in FASB ASC section 915-20.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Martin James, Senior Assistant Chief Accountant at (202)551-3671 with any other questions.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief